UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(D)(4) of the Securities Exchange Act of 1934

UNIONBANCAL CORPORATION
(Name of Subject Company)

UNIONBANCAL CORPORATION
(Names of Person(s) Filing Statement)

Common Stock, $1.00 Par Value Per Share
(Title of Class of Securities)

908906100 (CUSIP Number of Class of Securities)

Richard D. Farman
Chairman of the Special Committee of the Board of Directors
UnionBanCal Corporation
400 California Street
San Francisco, California 94104-1302
(415) 765-2969
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William S. Rubenstein, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

[X]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following communication from Masaaki Tanaka, President and Chief Executive Officer of UnionBanCal Corporation, was made available to all UnionBanCal employees on Monday, August 18, 2008, on UnionBanCal’s bank-wide intranet.

A Message from the CEO

I am very happy to report that this morning we announced that our majority shareholder MUFG/BTMU and our Board of Directors reached an agreement for a merger of our two companies. As part of the merger agreement, the tender offer price per share to our minority shareholders will increase from $63.00 to $73.50. With that step, our Board believes this offer will deliver substantial and fair cash value to stockholders and so they now recommend that stockholders tender their shares to BTMU.

The offer values our entire company at more than $10.1 billion – and that is value you have helped create.

The formal tender offer is expected to be made by BTMU on or before August 29, 2008. Attached for your information is the press release, which provides more details about the tender offer.

The fact that our Board and BTMU have reached an agreement that our Board supports is a very important and positive development. We hope it will remove questions from shareholders’ minds about the value of the offer and help us to move forward in a collaborative spirit with BTMU that will be a win-win for all of us. Richard Farman, Chairman of our Board agrees. Here is what he said in the press release issued today:

“The Special Committee of independent directors is very pleased to have negotiated a transaction that we believe is highly attractive and in the best interests of the minority shareholders. … Union Bank’s focus has always been delivering value added financial services to its customers. BTMU and management’s focus will be to enhance that value proposition under the new ownership structure. I’m confident that Union Bank’s present and future customers will be delighted with the results.”

I could not agree more.

And I share the views expressed by Katsunori Nagayasu, President of BTMU, who said: “This transaction will allow MUFG to expand our presence in the U.S. market, enhance our relationship with UNBC and further invest in UNBC, which will create significant opportunities for UNBC’s employees.”

Of course, you should still remember that while this is a step forward,  ultimately the decision on the tender offer is in the hands of our public shareholders and so nothing has been finalized. Until then, I want to underscore the importance of staying focused on providing the high quality service to our customers that you have always delivered.

And let me reiterate the point I made in my message to you last Friday: my understanding is that if this change occurs, in every sense, we will continue to be Union Bank of California, led and managed as always with our unique values, traditions, and culture intact.

We have a great deal to be proud of at Union Bank of California. Our performance has been stronger than most others, in what is arguably an extremely challenging period for financial institutions across the United States. It affirms your hard work and commitment that in such a time, BTMU wishes to invest more deeply in our future. I am convinced that Union Bank’s employees will be engaged, appreciated, and valued and we will continue to be a place where people want to work.  In fact, Mr. Nagayasu made a point of stating that “MUFG’s offer is a measure of how strongly we value [UBOC] employees.”  He went on to say:

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“We firmly believe that the continuing success of [UBOC], particularly in the challenging economic environment in the United States, is a testament to the quality of its leadership, employees and the strong relationship we have built together over the years.”

I want to give special thanks to our Board of Directors for the diligent work they put into this matter. And I thank you, as always, for your ongoing loyalty and dedication to Union Bank of California; I hope you look forward to our future as much as I do.

Sincerely,

Masa Tanaka, President and CEO, Union Bank of California

Important Information

Neither MUFG nor BTMU has commenced the tender offer to which this communication relates.  Shareholders of UnionBanCal are advised to read the Tender Offer Statement on Schedule TO, the offer to purchase and any other documents relating to the tender offer, including UnionBanCal’s Solicitation/Recommendation Statement on Schedule 14D-9, that are filed with the Securities and Exchange Commission (the “SEC”) when they become available because they will contain important information.  Anyone may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at 888-750-5834.

Cautionary Statement Concerning Forward-Looking Information

This communication contains certain forward-looking statements concerning the future operations, earnings and prospects of UnionBanCal. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. UnionBanCal does not undertake any obligation to update the forward-looking statements contained herein, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

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